NEWS RELEASE 08-04	February 6, 2008

FRONTEER REALIGNS NEWMONT PARTNERSHIP TO FAST-TRACK DEVELOPMENT OF SANDMAN,
REGAINS 100% OF NORTHUMBERLAND

Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) is pleased to announce that it has signed a Letter of Intent (“LOI”) with its senior Nevada partner, Newmont Mining Corporation (“Newmont”), to rapidly advance the Company’s Sandman gold project to a production decision within 36 months. As part of this agreement, Fronteer also regains an undivided 100% interest in Northumberland, one of the largest undeveloped Carlin-style gold deposits in Nevada.

The LOI gives Fronteer immediate exposure to near-term production in Nevada and increases its attributable gold resource base at Northumberland by 60%. Fronteer now assumes full ownership of Northumberland with a NI 43-101 resource estimate of 2.06 million ounces of gold (measured and indicated), 0.40 million ounces of gold (inferred), and 5.11 million ounces silver (inferred).

“As a result of this new partnership, Fronteer will have potential near-term production funded and operated by one of the world’s best gold mining companies, while retaining 100% ownership of Northumberland and its gold ounces,” says Fronteer President and CEO Mark O’Dea. “In turn, Newmont is provided the quickest access to low-cost gold production and reserve replenishment from a project that has good synergies with its nearby infrastructure.”

The LOI reflects Fronteer’s dual growth platform: growth through resource expansion and discovery; and growth through future production. While Newmont advances Sandman toward a production decision, Fronteer can focus on an aggressive drill program at Northumberland and the Company’s 17 other Nevada gold projects.

Sandman currently includes a group of five closely spaced gold deposits, four of which contribute to a combined NI 43-101 resource estimate of 271,900 ounces (measured and indicated) and 38,000 ounces (inferred) gold. The deposits are near-surface and open-pit mineable, with significant resource expansion and exploration upside potential.

Under the terms of the LOI, Newmont may earn an initial 51% interest in Sandman within 36 months by:

1.	Spending a minimum US$14 million on exploration;

2.	Making a production decision supported by a bankable feasibility study;

3.	Reporting reserves;

4.	Making a commitment to fund and construct a mine;

5.	Advancing the necessary permits; and

6.	Contributing adjacent mineral interest to the joint venture

Newmont may earn an additional 9% interest in Sandman by spending a further US$9 million on development. Fronteer retains a 2% NSR on production of the first 310,000 ounces at Sandman. Fronteer can also elect to have Newmont arrange financing for its 40% of development costs.

In addition to regaining a 100% interest in Northumberland, Fronteer has been granted a free license for the use of Newmont’s patented N2TEC flotation process technology. In return, Fronteer has granted Newmont preferential ore processing rights for any ore developed from Northumberland. Fronteer will invest approximately US$4M in Northumberland exploration for 2008, including plans to update the project’s NI 43-101 resource estimate to include the previous three year’s worth of drill results.

About Fronteer

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has a 40% interest in three excellent gold and copper-gold projects in western Turkey, an extensive portfolio of advanced stage gold projects in Nevada, and a 42.3% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Glen Edwards, Media Relations
PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Mineral resources are not mineral reserves and do not have demonstrated economic viability, and there is no guarantee that any resource will become a reserve. Michael Gustin, Ph.D., of Mine Development Associates (“MDA”), Reno, Nevada, is designated as a Qualified Person for the Northumberland and Sandman resource estimates, with the ability and authority to verify the authenticity of, and validity of, this data. Mineral resources have been estimated by MDA in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The Northumberland resource estimate is from the 43-101 Compliant Report; Technical Report, Northumberland Project, Nye County, Nevada, USA, July 15, 2006 by Mine Development Assoc. for NewWest Gold Corp. The gold cut-off grades (expressed in ounces of gold per ton) for the Northumberland Project measured, indicated and inferred resources are 0.01 for oxide material, 0.04 for shallow sulfide material and 0.10 for deep sulfide material. The inferred silver resource includes only silver lying within the modeled gold zones and within blocks that exceed the gold cut-off grades; no silver cut-off is applied. The Sandman mineral resource expressed is based on the technical report prepared by MDA as of May 31, 2007. The cut-off grade (expressed in ounces of gold per ton) for Sandman Project measured, indicated and inferred resources is 0.01 oz Au/ton for all of the shallow deposits and 0.02 oz Au/ton for the deeper zones at the Southeast Pediment deposit.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential for production and size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward- looking statements.